Exhibit 6.8

LIFE CLIPS, INC.

IP LICENSE AGREEMENT

THIS IP LICENSE AGREEMENT is entered into as of the 22nd day of October, 2021, by and between LIFE CLIPS, INC., a Wyoming Corporation in good standing, (“Licensee”), with its principal place of business located at 18851 NE 29th Ave. Suite 700 PMB# 348, Aventura, FL 33180, and SOFTWARE RESEARCH LABS LLC, (“SRL”, “Licensor”), with its principal place of business located at 100 N Howard Street Suite W, Spokane WA 99201

IN CONSIDERATION OF the mutual promises and covenants contained in this Agreement, the parties agree as follows:

1. Grant of License. Licensor hereby grants to Licensee, subject to the terms and conditions of this Agreement, an exclusive, limited license (the “License”) to utilize the “SRL Technology” (as defined in Exhibit A) for use in block chain technology in the crypto-currency industries (the “Product”). Licensee shall have the right to enter into agreements with third parties to sub-license the License, as set forth below, subject to Licensor’s approval. Licensee hereby accepts the License and will operate under the License only in accordance with the terms and conditions set forth in this Agreement.

2. Consideration. Licensee, a publicly traded company, shall issue to the Licensor $250,000 worth of its common stock at an agreed upon value of $0.03, per share for a total of 8,333,333 shares, that shall be issuable upon the beginning of the Initial Term as set forth in Paragraph 3, below. Licensor understands that the share are being issued pursuant to an exemption from registration under the Securities Act of 1933 (the “Act”). Upon notice from the Licensor that the shares are available for resale pursuant to an exemption from registration under the Act Licensee shall arrange and pay for a qualified legal opinion which shall make said shares free trading. Additionally, Life Clips, Inc. has the option to appoint Robert Coleridge to its Advisory Board if both parties are in agreement.

3. Term of License. The initial term of the License shall be three years (the “Initial Term”), beginning on January 8th 2022,. The License shall renew for successive 3-year terms at a cost of $250,000 payable in the Common Stock of the Licensee at a 25% discount to the Market Price unless either party gives written notice of non-renewal to the other at least 30 days before the end of the then-current term. “Market Price” shall mean the average closing price for the Company’s Common Stock on its principal trading market for the 10 trading days prior to the renewal.

4. Territory. Licensee shall have the right to utilize the License and to sublicense it globally, except for those countries to which the transfer of the technology is subject to export restrictions by the US Government, US boycott or on the OFAC List.

5. Agency. Under this Agreement: (i) each party will be deemed to be an independent contractor and not an agent, joint venturer, or representative of the other party; (ii) neither party may create any obligations or responsibilities on behalf of or in the name of the other party; and (iii) neither party will hold itself out to be a partner, employee, franchisee, representative, servant, or agent of the other party.

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6. Sub-Licensing. Licensee shall have the right to sub-license the License to qualified third parties, in the above designated industries, who have obtained state and local approval in the jurisdiction in which they are located upon such terms as Licensee deems appropriate and acceptable, subject to Licensor’s approval.

7. Licensor’s Obligations. At Licensor’s expense, Licensor shall provide to Licensee:

a. All information necessary or reasonably helpful regarding the “SRL Technology”; and

b. Reasonable levels of support and assistance as is necessary or helpful to utilize the “SRL Technology”, including training of Licensee’s employees in the utilization of the “SRL Technology” and to generally make itself available at times mutually agreed upon by all parties.

8. Licensee’s Obligations. At Licensee’s expense Licensee shall, either directly or through sublicense agreements with third parties provide the cost of all expenses and/or equipment necessary or reasonably helpful in the utilization of the “SRL Technology” to be utilized in the Territory.

9. Ownership of Licensed Rights.

a. Licensee acknowledges Licensor’s exclusive right, title and interest in and to the “SRL Technology”, all goodwill associated therewith and all rights relating thereto, and will not at any time knowingly do or cause to be done any act or thing contesting or in any way impairing or tending to impair any part of Licensor’s rights in and to the “SRL Technology”. Licensee will not at any time develop, without Licensor’s prior written consent, any technology that is similar to or directly competitive with, the “SRL Technology”.

b. Licensor may, but will not be required to, take whatever action it, in its reasonable discretion, deems necessary to protect the validity and strength of the “SRL Technology”. Such action may include, without limitation, (i) assuming responsibility for the defense of any lawsuit challenging or affecting rights to the “SRL Technology”, or (ii) instituting litigation to protect its rights to the “SRL Technology”. Any such action taken by Licensor or which directly benefits Licensor with respect to the protection or defense of the “SRL Technology” will be borne by Licensor. Should Licensor choose to take any action with respect to the “SRL Technology”, Licensee agrees to cooperate fully with Licensor and comply with all reasonable requests for assistance in connection therewith.

10. Confidentiality. All information given by either party to the other that is either marked as “confidential” or that is not generally known to the public, including the “SRL Technology” shall be held in strict confidence by the other party. Except as required for performance of this Agreement, neither party shall directly or indirectly use, disseminate, disclose to any person or organization, or publish any of the confidential information of the other party, which is and shall remain the property of the disclosing party. Upon termination of this Agreement, all books, records, documents, and other repositories of or containing confidential information, including electronic media or devices and copies of such information, then in the possession of the other party, regardless of who prepared it or how it was obtained, will be, upon request, returned to the disclosing party. The parties further agree to delete any and all electronic copies of any of the other party’s confidential information in its possession or control. The parties will take all reasonable and necessary measures to prevent disclosure of the confidential information to any and all third parties not authorized to have access to it.

11. Non-Competition. Licensee further agrees not to compete with Licensor by utilizing the “SRL Technology” to develop processes that compete with the “SRL Technology” without Licensor’s express written consent, which consent may be withheld in Licensor’s sole and absolute discretion. In the same manner, Licensor agrees to not develop similar technology which could be used in a competitive manner and to then license said technology to another entity that would then compete with the Licensee. If such technology is developed, the Licensee will have a first right of refusal to also license that technology.

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12. Non-Circumvention. The Parties (licensor or licensee) hereto will not, in any manner, circumvent, or attempt to circumvent, the other Party to this Agreement by entering into any direct or indirect negotiations, communications, or transactions, or solicit or accept any business or financing from or for, any parties, contacts or sources introduced (“Introduced Party”) to the Recipient Party by the Disclosing Party, without the express prior written consent of the Disclosing Party.

13. Enforcement. In the event that any provision of Sections 10 through 12 is found to be illegal or unenforceable, such provision shall be severed or modified only to the extent necessary to make it enforceable, and as so severed or modified, the remainder of those sections shall remain in full force and effect.

The parties acknowledge that the provisions of Sections 10 through 12are essential for the protection of the respective parties, and that any breach or threatened breach of either of those sections would cause immediate and irreparable damage, for which monetary relief would be inadequate or impossible to ascertain. Accordingly, the parties agree that upon the existence of any breach or threatened breach of either Sections 10 through 12, the non-breaching party may, without limitation of any other rights it may have, including the recovery of damages, costs, and attorney’s fees, obtain a temporary restraining order, preliminary injunction, order for specific performance, or other appropriate form of equitable relief.

14. Right to Inspect. Licensee shall keep all relevant records pertaining to use of the “SRL Technology”. All records shall be open to inspection and audit of Licensor and its agents at reasonable times upon reasonable advance notice to Licensee.

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15. Indemnification.

a. Licensee shall indemnify Licensor from any legal claim, action, liability, loss, damage or suit arising from claim of merchantability, quality, personal injury or any other matter resulting from Licensee’s product, other than those arising or resulting from Licensor’s negligent or fraudulent actions or inactions.

b. Licensor hereby agrees to indemnify and hold Licensee harmless from any awards or recoveries finally assessed by a court of competent jurisdiction and specifically resulting from patent and copyright infringement or trade secret misappropriation, in the Territory, by reason of Licensee’s use or sale under the license conferred hereby, provided, however, that Licensor’s duty to indemnify shall be subject to Licensee’s promptly notifying Licensor in writing of any notice Licensee receives claiming or asserting infringement of a patent or copyright, or misappropriation of a trade secret, to which this indemnity applies, and lending all reasonable assistance, at its expense, in the defense or settlement of such suit which defense shall, in accordance with section 7.4., be under the control and direction of Licensor.

c. Expense; Conduct of Defense. Licensor shall bear the expense, and have sole and complete control, of the defense, settlement, adjustment or compromise of all aspects of any suit with respect to which Licensor may have an obligation to indemnify Licensee under paragraph 15(b). Licensee may, if it desires, employ counsel of its own choice and at its own expense, to assist (in a manner not inconsistent with the direction of Licensor’s counsel, which shall be lead counsel) in the defense, but shall not have the power or authority, express or implied, to settle, adjust or compromise any aspects of the suit in such fashion as to impose any obligations upon Licensor, for indemnification or otherwise. Licensee may set off any amount which Licensor owes Licensee under this paragraph 15(c). against the amount of royalty payments made under this Agreement.

16. Notice. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder will be deemed duly given if (and then seven days after) it is sent by certified mail, return receipt requested, postage prepaid and addressed to Licensor or to Licensee at the address set forth below, or such other address of which a party gives notice to the other party; or by acknowledgement of on the part of the receiving party of any form on communication including but not limited to e-mail; fax or other electronic communication.

If to Licensor:

Software Research Labs LLC

100 N. Howard St, #W

Spokane, WA 99201

If to Licensee:

Life Clips, Inc.

18851 NE 29th Ave.

Suite 700 PMB# 348

Aventura, FL 33180

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17. Dispute Resolution. In the event of any controversy among the parties hereto arising out of or relating to this Agreement, which cannot be settled amicably by the parties, such controversy shall be settled by binding Arbitration. Both sides shall choose a mutually agreed upon competent jurist from a short list and informal Arbitration shall commence as expeditiously as possible. Either party may institute such arbitration proceeding by giving written notice to the other party. A hearing shall be held by the Arbitrator within the District of Columbia, and a decision of the matter submitted to the Arbitrator shall be biding and enforceable against all parties in any Court of competent jurisdiction. The prevailing party shall be entitled to all costs and expenses with respect to such arbitration, including reasonable attorneys’ fees. The decision of the Arbitrator shall be final, binding upon all parties hereto and enforceable in any Court of competent jurisdiction. Each party hereto irrevocably waives any objection to the laying of venue of any such Arbitration action or proceeding brought and irrevocably waives any claim that any such action brought has been brought in an inconvenient forum. Each of the parties hereto waives any right to request a trial by jury in any litigation with respect to this agreement and represents that counsel has been consulted specifically as to this waiver.

18. Approval Not Unreasonably Withheld. In all instances where Licensor’s approval is required, Licensor shall not unreasonably withhold nor delay such approval.

19. Successors and Assigns; Option. Neither party may assign its rights and obligations under this Agreement without the prior written consent of the other party. Upon any authorized assignment, the assignee shall have all of the rights and obligations of the assignor. If Licensor wishes to sell or transfer any rights in the “SRL Technology”, or in the event of any proposed transfer of the “SRL Technology”, Licensee shall have the option to purchase the “SRL Technology” for fair market value, as determined by a qualified intellectual property valuation expert agreed to by the parties.

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EXECUTED as of the date set forth above.

Licensor:	Licensee:

Software Research Labs LLC	Life Clips Inc.

By:		By:
	Robert Coleridge, Dir.		Robert Grinberg, CEO

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EXHIBIT A

“SRL Technology” refers specifically to US Patent #10,892,889, “Systems and methods for an Enhanced XOR Cipher Through Extensions”, listing Robert Coleridge as the applicant; along with all patent rights and applications controlled by Licensor that relate to the claim or cover the use or administration of the technology, and (ii) all Know-How owned by Licensor that is necessary or useful to the development or commercialization of the Formula.

“Know-How” means Licensors’ proprietary information fixed in any tangible medium of expression prior to or on the date of execution of this Agreement and which is related to the use of, or desirable for the practice of, the technology.

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